Exhibit 1


Company Contact:                                   Investor Contact:
Tecnomatix Technologies Ltd.                       The Ruth Group
Oren Steinberg                                     David Pasquale
+972-9-959-4891                                    +1-646-536-7006
osteinberg@tecnomatix.com                          dpasquale@theruthgroup.com




                      TECNOMATIX ANNOUNCES FOURTH QUARTER
                          AND FULL YEAR 2004 RESULTS


      Herzlia, Israel, February 15, 2005 - Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a leader in Manufacturing Process Management (MPM) solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2004.

      Revenues for the fourth quarter of 2004 were $27.1 million, compared to $25.2 million for the fourth quarter of 2003. Operating income for the fourth quarter of 2004 was $1.5 million, compared to an operating loss of $4.4 million for the fourth quarter of 2003, which included special charges of $3.4 million associated with impairment of capitalized software development costs, impairment of software asset acquired from third party, restructuring costs and asset impairment, in-process research and development and acquisition-related costs. Net income for the fourth quarter of 2004 was $1.2 million or $0.10 per diluted share, compared to a net loss of $4.4 million or $0.37 per diluted share for the fourth quarter of 2003.

      For the full year 2004, revenues were $100.6 million, compared to revenues of $86.3 million for the full year 2003. Operating income for the full year 2004 was $3.1 million, compared to an operating loss of $10.7 million for the full year 2003, which included special charges of $9.3 million associated with impairment of capitalized software development costs, impairment of software asset acquired from third party, restructuring costs and asset impairment, in-process research and development and acquisition-related costs. Net income for the full year 2004 was $2.5 million or $0.20 per diluted share, compared to a net loss of $10.3 million or $0.94 per diluted share for the full year 2003.

      As of December 31, 2004, the Company had $39.2 million of cash and cash equivalents, short-term investments and long-term investments, compared to $38.7 million as of September 30, 2004.


About Tecnomatix Technologies

      Tecnomatix Technologies Ltd. is a leader in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information on eMPower products and solutions for MPM, please visit www.tecnomatix.com.

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              - Tables Follow -

TECNOMATIX TECHNOLOGIES LTD.
----------------------------

Condensed Consolidated Balance Sheets
U.S. $ in thousands

                                                   12/31/2004      12/31/2003
                                                 -------------    -------------

Current Assets:
  Cash and cash equivalents                            15,505            9,232
  Short-term investments                               11,911               70
  Receivables:
    Trade                                              25,653           29,190
    Related parties                                       405                -
    Other and prepaid expenses                          5,430            5,747
                                                 -------------     ------------

Total current assets                                   58,904           44,239
                                                 -------------     ------------

Non-current receivables                                 1,656            1,108
                                                 -------------     ------------

Long-term investments:
  Bonds                                                11,659           24,267
  Zuken Tecnomatix                                        260              289
                                                 -------------     ------------

Total long-term investments                            11,919           24,556
                                                 -------------     ------------

Property and equipment, net                             4,490            5,628
                                                 -------------     ------------

Goodwill, net                                          25,654           25,829
                                                 -------------     ------------

Acquired intangibles, net                               1,862            2,444
                                                 -------------     ------------

Other assets, net                                      13,784           13,296
                                                 -------------     ------------

Total assets                                          118,269          117,100
                                                 =============     ============

Current Liabilities:
  Current maturities of long-term loans                 7,833              833
  Payables:
    Trade                                               3,241            4,644
    Deferred Revenues                                   5,865            7,130
    Other and accrued expenses                         18,123           19,163
                                                 -------------     ------------

Total current liabilities                              35,062           31,770
                                                 -------------     ------------

Accrued severance pay, net                              1,089            1,095
                                                 -------------     ------------

Long-term liabilities:
  Accrued restructuring expenses                        1,690            1,716
  Loan from a Bank                                     16,333           24,167
                                                 -------------     ------------

Total long-term liabilities                            18,023           25,883
                                                 -------------     ------------

Shareholders' equity                                   64,095           58,352
                                                 -------------     ------------

Total liabilities and shareholders' equity            118,269          117,100
                                                 =============     ============

TECNOMATIX TECHNOLOGIES LTD.
-----------------------------


Consolidated Statements of Operations
U.S. $ in thousands, except per share data


                                                                Twelve months ended               Three months ended
                                                            12/31/2004        12/31/2003       12/31/2004      12/31/2003
                                                            ----------        ----------       ----------      ----------


Revenues
Software license fees                                          40,503          36,033            10,809         11,894

Services                                                       60,112          50,224            16,279         13,306
                                                           ----------        ----------       -----------    ----------

Total revenues                                                100,615          86,257            27,088         25,200
                                                           ----------        ----------       -----------    ----------

Costs and expenses

Software license fees                                           8,111          10,114             2,213          3,860

Services                                                       20,212          15,281             5,333          4,371

Amortization of acquired intangibles                              582             136               144            113

Impairment of capitalized software development costs                -           2,180                 -          1,292

Research and development, net                                  16,005          14,960             3,980          4,289

Selling and marketing                                          47,611          42,491            12,519         12,514

General and administrative                                      4,945           4,673             1,406          1,050

Impairment of software asset acquired from third-party              -             937                 -            937

In-process R&D and acquisition related costs                        -           3,530                 -              8

Restructuring costs and assets impairment                           -           2,659                 -          1,172
                                                           ----------        ----------       -----------    ----------

Total costs and expenses                                       97,466          96,961            25,595         29,606
                                                           ----------        ----------       -----------    ----------

Operating income (loss)                                         3,149         (10,704)            1,493         (4,406)

Financial income (expense), net                                  (150)            679               (59)           203
                                                           ----------        ----------       -----------    ----------

Income (loss) before taxes on income                            2,999         (10,025)            1,434         (4,203)

Taxes on income                                                  (409)           (212)             (163)          (171)
                                                           ----------        ----------       -----------    ----------

Income (loss) after taxes on income                             2,590         (10,237)            1,271         (4,374)

Equity share in net loss of an affiliate company                  (76)           (103)              (23)           (29)
                                                           -----------       ----------       -----------    ----------

Net income (loss)                                               2,514         (10,340)            1,248         (4,403)
                                                           ===========       ==========       ===========    ===========

Basic earnings (loss) per share:
Net Income (loss)                                                0.21           (0.94)             0.10          (0.37)
                                                           ===========       ==========       ===========    ===========

Diluted earnings (loss) per share:
Net Income (loss)                                                0.20           (0.94)             0.10          (0.37)
                                                           ===========       ==========       ===========    ===========

Weighted average number of shares outstanding:
Basic                                                      12,095,908      11,054,556        12,195,319     11,914,113
                                                           ===========     ============      ============   ============
Diluted                                                    12,888,014      11,054,556        12,812,669     11,914,113
                                                           ===========     ============      ============   ============

